

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

July 22, 2009

*Via U.S. Mail and Facsimile*

Steven Bangert
Chairman and Chief Executive Officer
CoBiz Financial Inc.
821 17th Street
Denver, CO 80202

> **Re:    CoBiz Financial Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Form 8-K furnished June 17, 2009**
> **File No. 001-15955**

Dear Mr. Bangert:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosure in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation

Independent Consultant and Peer Group Analysis, page 23 of Definitive Proxy Statement on Schedule 14A

1.      It appears that the company may benchmark certain elements of compensation to its peers. For any peer groups used to benchmark compensation other than the list

included on page 23, identify the component companies that make up the compensation peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.05.

Annual Incentive Compensation Plan, page 24 of Definitive Proxy Statement on Schedule 14A

2. Please confirm that performance targets, to the extent they are used in the future, will be disclosed in future filings. To the extent you believe that disclosure of the historical performance target is not required because it would result in competitive harm such that the target could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objective and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

3. We note the disclosure that "[t]he CEO recommends the bonus amounts to be paid to each executive officer other than himself …." However, we also note the disclosure that "[t]he CEO recommended that he receive no cash bonus for 2008." Please clarify the extent to which the CEO is involved in determining his compensation, including bonuses. Refer to Item 402(b)(2)(xv) of Regulation S-K.

2008 Results, page 28 of Definitive Proxy Statement on Schedule 14A

4. We note the disclosure of pre-tax, pre-provision earnings of $45.3 million and the reference to the reconciliation of non-GAAP measures to GAAP included in the February 5, 2009 Form 8-K (identified as the February 5, 2008 Form 8-K filing). Please tell the staff how you concluded that you did not need to include the reconciliation in the Form 10-K. Refer to Item 10(e) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions and Director Independence

Certain Relationships and Transactions, page 45 of Definitive Proxy Statement on Schedule 14A

5. We note the disclosure in the last paragraph on page 45. Please revise the disclosure in future filings to discuss all of the information contemplated by Item

404(b) of Regulation S-K.  Please provide to the staff your proposed revised disclosure.

6.      Please confirm, and revise future filings to disclose, if true, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for <u>comparable loans with persons not related to the lender</u>.  Refer to Instruction 4.c. to Item 404(a) of Regulation S-K.

<u>Exhibits</u>

7.      Please provide to the staff the Annual Incentive Compensation Plan and confirm that any future annual incentive plan will be filed as an exhibit to the Form 10-K.  Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

<u>Form 8-K furnished June 17, 2009</u>

8.      We note the reference to the measure "Tier 1 Common Risk-Based Ratio" in the investor presentation referred to in the Form 8-K.  Tier 1 Common appears to be a non-GAAP measure because it is not required by GAAP, Commission Rules, or banking regulatory requirements.  Registrants that disclose such information must provide the disclosures required by Regulation G or Item 10 of Regulation S-K, as applicable, including the quantitative reconciliation from the non-GAAP financial measure to the most comparable measure calculated in accordance with GAAP.  This reconciliation should be in sufficient detail to allow a reader to understand the nature of the reconciling items.  Please provide to the staff the information required by Regulation G and confirm that future presentations will be revised accordingly.  Refer to Regulation S-K Compliance & Disclosure Interpretation 102.05.

                    *           *           *           *           *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a

Steven Bangert
CoBiz Financial Inc.
July 22, 2009
Page 4

statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3419 with any questions.

                                                                Sincerely,


                                                                Christian Windsor
                                                                Special Counsel